

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 20, 2002, Series 2002-3	**333-83600**

Name of Person Filing the Document
(If Other than the Registrant)


RECD S.E.C.
JUN 2 1 2002
1086

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: /s/ Richard Johnson
Name: Richard Johnson
Title: Chief Financial Officer

Dated: June 20, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2002-3
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-3

$745,500,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or comp leteness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet ***Date Prepared: June 12, 2002***

$745,500,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2002-3

Class [1][2]	Approximate Bond Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4]	Modified Duration (Yrs.) Call/Mat[4]	Payment Window (Mos.) Call/Mat[4]	Expected Rating (Moody's / S&P)	Last Scheduled Payment Date
1-A-1	$604,250,000	Floating Rate Senior	2.18 / 2.65	2.11 / 2.53	1-52 / 1-167	Aaa/AAA	April 2032
1-A-2	$100,000,000	Floating Rate Senior	2.18 / 2.65	2.11 / 2.53	1-52 / 1-167	Aaa/AAA	April 2032
B	$41,250,000	Floating Rate Subordinate	2.18 / 2.65	2.04 / 2.41	1-52 / 1-167	Baa2/BBB	April 2032
Total:	$745,500,000						

(1) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1 and Class 1-A-2 Bonds will increase 2.0x, and (ii) the margin for the Class B Bonds will increase 1.5x.
(2) The Bonds are subject to a fixed cap of 12.950% and a cap equal to the Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

Trust: Impac CMB Trust Series 2002-3.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before [September 1], 2002 Countrywide Servicing L.P., or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer. Wendover Funding Inc. will sub-service the Fixed Rate Mortgage Loans.

Underwriters: Countrywide Securities Corporation (Lead Manager), Banc One Capital Markets, Inc. (Co-Manager), Lehman Brothers Inc. (Co-Manager) and Sandler O'Neill & Partners, L.P. (Co-Manager).

Indenture Trustee: Deutsche Bank National Trust Company

Owner Trustee: Wilmington Trust Company.

Note Insurer: Ambac Assurance Corporation ("Ambac").

Bonds:	The *"Bonds"* will consist of (i) the Class 1-A-1 Bonds and the Class 1-A-2 Bonds (together, the "Class A Bonds") and (ii) the Class B Bonds.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered publicly.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	June 1, 2002, with respect to the Adjustable Rate Mortgage Loans, and June 4, 2002, with respect to the Fixed Rate Mortgage Loans.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of June 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	June [14], 2002.
Expected Closing Date:	June [26], 2002.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in July 2002.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the Cut-off Date Balance, and (ii) the Payment Date occurring in July 2012.
Pricing Prepayment Speed:	The Bonds were priced based on an assumed collateral prepayment speed of 30% CPR.

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $714,355,271, of which (i) approximately $712,827,644, or 99.79% by Sample Pool Calculation Date Balance, are adjustable rate mortgage loans secured by first liens on the related mortgaged properties (the "Adjustable Rate Mortgage Loans"), and (ii) approximately $1,527,627, or 0.21% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by second liens on the related mortgaged properties (the "Fixed Rate Mortgage Loans"). Approximately 54.50% by Sample Pool Calculation Date Balance of the Fixed Rate Mortgage Loans are secured by Mortgage Loans with original combined loan-to-value ratios in excess of 100.00% and have a weighted average remaining term to maturity of 145 months. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pre-Funded Amount: A deposit of not more than $187,500,000 (the "Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date. From the Closing Date to no later than August 30, 2002 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent mortgage loans (the "Subsequent Mortgage Loans"). Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Bonds on the immediately following Payment Date.

Note Rate: The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 12.950%.

Premium Rate: Approximately 14.39% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The *"Premium Rate"* for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.116%.

Net Mortgage Rate: The *"Net Mortgage Rate"* will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with respect to the Adjustable Rate Mortgage Loans, and (ii) 0.75% with respect to the Fixed Rate Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0067%, (d) the Premium Rate and (e) a surety carveout of 0.50% commencing after the first nine (9) months (in the case of (a), (b), (c), and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, times a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the related due period over (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium times a fraction equal to (x) the principal balance of the Class A Bonds divided by (y) the aggregate principal balance of the Class A and Class B Bonds multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 12.950%, over (b) the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $ 221,256,380 (collectively, the "Derivative Contracts"). Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds (first, pro-rata to the Class A Bonds then any remaining amounts to the Class B Bonds) any Basis Risk Amounts. None of the Derivative Contracts will have a term in excess of 36 months.

The Derivative Contracts will include four cap contracts with an initial declining notional balance of $134,456,190, as further specified in the cap contract (the "Cap Contract"). Payments received under the Cap Contracts will be available to pay the Bonds any Basis Risk Amounts in the order and manner described in the preceding paragraph.

The Derivative Contracts will also include six "balance-guaranteed" collar contracts with an initial declining notional balance of approximately $ 86,800,190 (the "Collar Contracts"). As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Collar Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	S&P/Moodys	Subordination (at Issuance)
Class 1-A-1	AAA/Aaa	6.10% (Ambac Guaranteed)
Class 1-A-2	AAA/Aaa	6.10% (Ambac Guaranteed)
Class B	BBB/Baa2	0.60%

1. Overcollateralization. The required initial and target overcollateralization will be equal to 0.60% of the Cut-off Date Balance.

   a. *Stepdown of Overcollateralization*: On or after the Stepdown Date (as defined below) and for so long as a Trigger Event (the parameters of which will be set by the rating agencies) shall not have occurred, the required overcollateralization may be reduced to the greater of (i) an amount equal to 1.20% of the then current aggregate unpaid principal balance of the Mortgage Loans, and (ii) an overcollateralization floor equal to 0.50% of the Cut-off Date Balance. As used herein, "Stepdown Date" shall mean the later of (a) the Payment Date occurring in July 2005, and (b) the first Payment Date on which the aggregate principal balance of the Mortgage Loans is less than or equal to 50% of the Cut-off Date Balance.

b. *Trigger Event*: Upon the occurrence of a Trigger Event on or after the Stepdown Date, and for so long as such Trigger Event exists, the required overcollateralization will be increased to 0.60% of the Cut-off Date Balance.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Class B Bonds, which will initially represent 5.50% of the Cut-off Date Balance, will provide subordination to the Class A Bonds, to the extent described under "Realized Losses" below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940 shortfalls, and Basis Risk Amounts. Ambac's claims paying ability is rated AAA/Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class B Bonds. Any Realized Losses allocated to the Class B Bonds will not bear interest and will be reimbursed as provided below.

Any Realized Losses otherwise attributable to the Class A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy.

Principal Distributions:

Principal collected on the mortgage loans will be distributed on each Payment Date, pro-rata, between the Class A Bonds (such amount the "Class A Principal Distribution Amount") and the Class B Bonds (such amount the "Class B Principal Distribution Amount").

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, private mortgage insurance premium fees and the Ambac premium) will be distributed as follows:

1. To the respective counterparties of the Derivative Contracts, any net amounts which may become due as a result of the liability portion of the Derivative Contracts;
2. Interest funds as follows: (i) accrued interest, pro-rata, to the Class 1-A-1 and Class 1-A-2 Bonds and then (ii) accrued interest to the Class B Bonds;
3. From Principal funds, the Class A Principal Distribution Amount on a pro rata basis to the Class 1-A-1 and Class 1-A-2 Bonds;
4. From available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
5. From principal funds, the Class B Principal Distribution Amount to the Class B Bonds;

6. Excess Cash Flow, following the distributions described in clause 5 above, as principal to the Bonds on a pro rata basis to build overcollateralization to the target amount;
7. Any remaining Excess Cash Flow, following the distributions described in Clause 6 above, sequentially to (i) pro-rata to the Class 1-A-1 and 1-A-2 Bonds and (ii) the Class B Bonds, to cover any Unpaid Interest Shortfall Amounts;
8. Any remaining Excess Cash Flow, following the distributions described in Clause 7 above to the Class B Bonds in respect of previously unreimbursed Realized Losses;
9. Any remaining Excess Cash Flow, following the distributions described in clause 8 above, sequentially to (i) pro-rata to the Class 1-A-1 and 1-A-2 Bonds and (ii) the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
10. Any remaining Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

[DM Tables, Available Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2002-3, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	6/26/02
Class Balance:	$[604,250,000]
Pass-Thru Margin (pre-step-up):	[0.27]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	27	27	27	27	27	27	27
WAL (yr)	9.23	5.30	2.67	2.18	1.83	1.46	1.17
MDUR (yr)	8.37	4.92	2.57	2.11	1.79	1.44	1.15
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	7/12	7/12	10/07	10/06	2/06	5/05	10/04

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	39	31	31	31	31	32	31
WAL (yr)	18.48	6.45	3.23	2.65	2.22	1.78	1.41
MDUR (yr)	14.78	5.78	3.05	2.53	2.14	1.73	1.38
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	4/32	8/29	3/19	5/16	3/14	11/11	12/9

Impac CMB Trust Series 2002-3, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	6/26/02
Class Balance:	$[100,000,000]
Pass-Thru Margin (pre-step-up):	[0.47]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at 100-12 (bps)	43	39	33	29	26	21	15
WAL (yr)	9.23	5.30	2.67	2.18	1.83	1.46	1.17
MDUR (yr)	8.29	4.89	2.56	2.11	1.79	1.44	1.15
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	7/12	7/12	10/07	10/06	2/06	5/05	10/04

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at 100-12 (bps)	65	47	42	40	37	33	28
WAL (yr)	18.48	6.45	3.23	2.65	2.22	1.78	1.41
MDUR (yr)	14.46	5.74	3.05	2.53	2.14	1.73	1.38
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	4/32	8/29	3/19	5/16	3/14	11/11	12/9

Impac CMB Trust Series 2002-3, Class B

Price-DM Sensitivity Report

Settlement:	6/26/02
Class Balance:	$[41,250,000]
Pass-Thru Margin (pre-step-up):	[2.00]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	200	200	200	200	200	200	200
WAL (yr)	9.23	5.30	2.67	2.18	1.83	1.46	1.17
MDUR (yr)	7.66	4.58	2.47	2.04	1.73	1.40	1.13
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	7/12	7/12	10/07	10/06	2/06	5/05	10/04

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	238	213	214	215	215	216	216
WAL (yr)	18.48	6.45	3.23	2.65	2.22	1.78	1.41
MDUR (yr)	12.37	5.27	2.89	2.41	2.05	1.67	1.34
First Prin Pay	7/02	7/02	7/02	7/02	7/02	7/02	7/02
Last Prin Pay	4/32	8/29	3/19	5/16	3/14	11/11	12/9

[Available Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	6.31	6.31
2	5.91	9.78
3	5.89	9.84
4	6.06	10.01
5	5.87	9.91
6	5.39	10.81
7	5.18	10.51
8	5.19	10.62
9	5.73	11.37
10	5.13	10.57
11	5.30	10.87
12	4.82	11.32
13	4.96	11.48
14	4.78	11.31
15	4.75	11.34
16	4.88	11.54
17	4.69	11.36
18	4.84	12.28
19	4.64	11.94
20	4.63	12.06
21	4.34	13.52
22	4.10	12.11
23	4.34	10.68
24	4.26	10.84
25	4.58	9.74
26	4.43	9.44
27	4.43	9.73
28	4.58	10.05
29	4.43	9.74
30	4.59	10.72
31	4.44	10.38
32	4.38	10.51
33	4.85	11.94
34	4.38	10.80
35	4.53	11.17
36	4.38	11.45

Period	Available Rate (2)	Available Rate (3)
37	4.56	11.73
38	4.40	11.37
39	4.41	11.66
40	4.55	12.06
41	4.41	11.67
42	4.56	12.29
43	4.41	11.90
44	4.42	11.95
45	4.89	13.27
46	4.42	11.99
47	4.57	12.40
48	4.40	12.09
49	4.55	12.50
50	4.41	12.15
51	4.41	12.16
52	4.56	12.57
53	N/A	12.17
54	N/A	12.62

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.840%, 6-Month-LIBOR stays at 2.050%, 1Y CMT stays constant at 2.260% and both are run at the Pricing Prepayment Speed to call, does not include surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that both 1-Month LIBOR, 6-Month LIBOR and 1Y CMT instantaneously increase to 1500 basis points and includes all projected cash proceeds from the Derivative Contracts.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2002-3

$714,355,271 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		3,032	
Total Outstanding Balance		$714,355,271	
Average Loan Balance		$235,605	$10,998 to $930,000
WA Mortgage Rate		6.603%	2.875% to 16.500%
Net WAC		6.074%	2.463% to 15.713%
ARM Characteristics			
WA Gross Margin		2.912%	1.250% to 8.750%
WA Months to First Roll		12	1 to 60
WA First Periodic Cap		1.721%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.011%	1.000% to 2.000%
WA Lifetime Cap		12.892%	9.350% to 23.500%
WA Lifetime Floor		3.042%	0.250% to 12.550%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	89 to 360
WA Age (months)		2	0 to 71
WA LTV		82.63%	11.00% to 124.93%
WA FICO		687	
WA DTI%		37.28%	
Secured by (% of pool)	1st Liens	99.85%	
	2nd Liens	0.15%	
Prepayment Penalty at Loan Orig (% of all loans)		76.57%	
Prepay Moves Exempted	Soft	37.72%	
	Hard	38.85%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	65.24%	SFR	70.14%	STATED	47.50%	PUR	62.45%	OWNER	90.07%	0	23.43%
FL	4.45%	PUD	17.09%	SISA	33.91%	REFI/CA	26.49%	NON-OW	9.93%	6	1.25%
MI	2.95%	CONDO	10.15%	FULL	10.33%	REFI	11.06%			12	23.92%
CO	2.48%	2-4 FAM	2.56%	ALT	5.95%					24	26.46%
AZ	2.12%	MNF	0.06%	NINA	2.32%					36	12.87%
										60	12.06%



$714,355,271 ARM and Fixed Rate Mortgage Loans

Description

Label Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FIXED	41	$1,527,627	0.21
30Y CMT1Y	1	$344,913	0.05
15Y LIB6M	1	$306,723	0.04
2/28 LIB6M	981	$205,818,240	28.81
3/27 LIB6M	143	$29,454,592	4.12
5/25 LIB6M	70	$19,801,770	2.77
30Y LIB6M	1795	$457,101,407	63.99
	3032	**$714,355,271**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	43	$1,262,653	0.18
$ 50,000.01 to $ 100,000	212	$17,956,254	2.51
$ 100,000.01 to $ 150,000	541	$68,324,991	9.56
$ 150,000.01 to $ 200,000	597	$104,638,790	14.65
$ 200,000.01 to $ 250,000	489	$109,597,137	15.34
$ 250,000.01 to $ 300,000	373	$102,139,709	14.30
$ 300,000.01 to $ 350,000	291	$94,497,509	13.23
$ 350,000.01 to $ 400,000	207	$77,792,479	10.89
$ 400,000.01 to $ 450,000	122	$51,676,304	7.23
$ 450,000.01 to $ 500,000	68	$32,471,984	4.55
$ 500,000.01 to $ 550,000	29	$15,232,938	2.13
$ 550,000.01 to $ 600,000	24	$13,840,055	1.94
$ 600,000.01 to $ 650,000	12	$7,554,589	1.06
$ 650,000.01 to $ 700,000	11	$7,412,113	1.04
$ 700,000.01 to $ 750,000	9	$6,615,356	0.93
$ 750,000.01 to $ 800,000	2	$1,541,737	0.22
$ 850,000.01 to $ 900,000	1	$870,673	0.12
$ 900,000.01 to $1,000,000	1	$930,000	0.13
	3032	**$714,355,271**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
< 2.975	1	$281,406	0.04
3.000 - 3.499	6	$1,943,251	0.27
3.500 - 3.999	32	$8,718,208	1.22
4.000 - 4.499	72	$20,339,325	2.85
4.500 - 4.999	150	$45,119,272	6.32
5.000 - 5.499	153	$42,270,477	5.92
5.500 - 5.999	355	$96,622,068	13.53
6.000 - 6.499	373	$92,257,398	12.91
6.500 - 6.999	576	$143,001,477	20.02
7.000 - 7.499	391	$88,971,354	12.45

$714,355,271 ARM and Fixed Rate Mortgage Loans

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7.500 - 7.999	365	$77,927,450	10.91
8.000 - 8.499	225	$45,086,190	6.31
8.500 - 8.999	172	$31,891,093	4.46
9.000 - 9.499	61	$9,943,367	1.39
9.500 - 9.999	35	$5,426,034	0.76
10.000 - 10.499	13	$1,668,252	0.23
10.500 - 10.999	7	$886,634	0.12
11.000 - 11.499	6	$824,392	0.12
11.500 - 11.999	1	$38,075	0.01
12.500 - 12.999	5	$191,609	0.03
13.000 - 13.499	1	$64,559	0.01
13.500 - 13.999	10	$306,570	0.04
14.000 - 14.499	6	$163,328	0.02
14.500 - 14.999	6	$125,038	0.02
15.000 - 15.499	5	$140,522	0.02
15.500 - 15.999	2	$61,427	0.01
16.000 - 16.499	2	$61,619	0.01
16.500 - 16.999	1	$24,877	0.00
	3032	**$714,355,271**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	6	$128,273	0.02
121 - 180	26	$1,169,969	0.16
181 - 240	6	$151,797	0.02
241 - 300	3	$154,455	0.02
301 - 360	2991	$712,750,777	99.78
	3032	**$714,355,271**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	2	$422,880	0.06
20.01 - 25.00	3	$241,923	0.03
25.01 - 30.00	1	$131,841	0.02
30.01 - 35.00	11	$1,535,036	0.21
35.01 - 40.00	15	$4,488,568	0.63
40.01 - 45.00	16	$4,488,834	0.63
45.01 - 50.00	20	$3,362,649	0.47
50.01 - 55.00	28	$8,493,919	1.19
55.01 - 60.00	44	$12,631,239	1.77
60.01 - 65.00	71	$18,122,812	2.54
65.01 - 70.00	206	$60,185,350	8.43
70.01 - 75.00	148	$38,292,606	5.36

$714,355,271 ARM and Fixed Rate Mortgage Loans

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
75.01 - 80.00	826	$204,065,111	28.57
80.01 - 85.00	94	$23,349,343	3.27
85.01 - 90.00	787	$182,450,138	25.54
90.01 - 95.00	658	$137,878,588	19.30
95.01 - 100.00	75	$13,381,917	1.87
100.01 - 105.00	2	$46,798	0.01
105.01 - 110.00	3	$78,238	0.01
110.01 - 115.00	3	$102,400	0.01
115.01 - 120.00	6	$197,401	0.03
120.01 - 125.00	13	$407,682	0.06
	3032	**$714,355,271**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$76,007	0.01
AZ	66	$15,164,833	2.12
AR	3	$445,746	0.06
CA	1768	$466,041,079	65.24
CO	87	$17,697,151	2.48
CT	29	$6,074,627	0.85
DE	2	$376,846	0.05
DC	14	$2,929,890	0.41
FL	166	$31,772,414	4.45
GA	61	$11,591,841	1.62
HI	20	$6,714,624	0.94
ID	2	$201,000	0.03
IL	60	$11,558,967	1.62
IN	11	$1,092,329	0.15
IA	5	$929,609	0.13
KS	5	$725,442	0.10
KY	9	$1,033,093	0.14
LA	2	$174,321	0.02
MD	69	$13,988,844	1.96
MA	19	$5,167,374	0.72
MI	111	$21,076,328	2.95
MN	19	$3,122,112	0.44
MS	1	$89,047	0.01
MO	16	$2,755,867	0.39
MT	1	$94,440	0.01
NE	1	$98,787	0.01
NV	45	$8,092,227	1.13
NJ	66	$14,773,793	2.07
NM	13	$2,262,477	0.32
NY	28	$9,990,529	1.40
NC	29	$3,736,999	0.52
OH	26	$3,820,278	0.53

$714,355,271 ARM and Fixed Rate Mortgage Loans

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OK	7	$756,539	0.11
OR	31	$4,998,419	0.70
PA	18	$2,569,735	0.36
RI	4	$418,336	0.06
SC	31	$5,552,481	0.78
TN	13	$2,537,598	0.36
TX	36	$5,016,574	0.70
UT	18	$3,206,122	0.45
VT	1	$116,950	0.02
VA	57	$13,463,827	1.88
WA	53	$10,867,924	1.52
WV	1	$267,070	0.04
WI	6	$897,658	0.13
WY	1	$17,115	0.00
	3032	**$714,355,271**	**100.00**

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	13	$2,997,202	0.42
781 - 800	104	$26,970,295	3.78
761 - 780	165	$44,821,062	6.27
741 - 760	208	$51,238,744	7.17
721 - 740	283	$68,037,176	9.52
701 - 720	323	$78,962,014	11.05
681 - 700	395	$93,415,189	13.08
661 - 680	417	$101,040,515	14.14
641 - 660	504	$113,581,003	15.90
621 - 640	366	$83,291,220	11.66
601 - 620	145	$29,472,396	4.13
581 - 600	61	$12,220,805	1.71
561 - 580	21	$4,029,951	0.56
541 - 560	10	$1,790,768	0.25
521 - 540	9	$1,364,873	0.19
501 - 520	4	$593,709	0.08
500 or Less	4	$528,349	0.07
	3032	**$714,355,271**	**100.00**

$714,355,271 ARM and Fixed Rate Mortgage Loans

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	2116	$501,052,728	70.14
PUD	463	$122,059,804	17.09
CONDO	372	$72,499,817	10.15
2-4 FAM	76	$18,305,303	2.56
MNF	5	$437,620	0.06
	3032	**$714,355,271**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	1926	$446,080,094	62.45
REFI/CASHOUT	788	$189,261,350	26.49
REFI	318	$79,013,827	11.06
	3032	**$714,355,271**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	2692	$643,420,371	90.07
NON-OWNER OCC	340	$70,934,901	9.93
	3032	**$714,355,271**	**100.00**

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
STATED	1308	$339,331,182	47.50
SISA	1126	$242,202,293	33.91
FULL	349	$73,764,394	10.33
ALT	209	$42,479,880	5.95
NINA	40	$16,577,522	2.32
	3032	**$714,355,271**	**100.00**

Range of Margin
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.000 - 1.999	9	$4,259,706	0.60
2.000 - 2.249	50	$13,415,548	1.88
2.250 - 2.499	206	$53,036,416	7.44
2.500 - 2.749	684	$178,001,762	24.97
2.750 - 2.999	791	$194,020,077	27.22

$714,355,271 ARM and Fixed Rate Mortgage Loans

Range of Margin
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.000 - 3.249	551	$128,030,045	17.96
3.250 - 3.499	262	$56,164,881	7.88
3.500 - 3.749	100	$20,257,179	2.84
3.750 - 3.999	80	$17,091,201	2.40
4.000 - 4.249	102	$21,043,213	2.95
4.250 - 4.499	15	$3,498,460	0.49
4.500 - 4.749	27	$5,961,639	0.84
4.750 - 4.999	26	$4,694,020	0.66
5.000 - 5.249	32	$6,157,185	0.86
5.250 - 5.499	5	$543,439	0.08
5.500 - 5.749	4	$752,687	0.11
5.750 - 5.999	5	$500,684	0.07
6.000 - 6.249	6	$763,561	0.11
6.250 - 6.499	3	$273,350	0.04
6.500 - 6.749	3	$475,882	0.07
6.750 - 6.999	4	$457,542	0.06
7.000 - 7.249	9	$1,057,949	0.15
7.250 - 7.499	4	$403,307	0.06
7.500 - 7.749	5	$954,926	0.13
7.750 - 7.999	5	$623,562	0.09
8.000 - 8.249	1	$47,781	0.01
8.250 - 8.499	1	$164,817	0.02
8.750 - 8.999	1	$176,826	0.02
	2991	**$712,827,644**	**100.00**

Next Interest Adjustment Date
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
07/02	14	$2,948,072	0.41
08/02	39	$7,121,646	1.00
09/02	56	$12,929,547	1.81
10/02	191	$47,554,432	6.67
11/02	1044	$261,396,213	36.67
12/02	572	$141,423,387	19.84
01/03	35	$8,305,800	1.17
02/03	1	$344,913	0.05
05/03	3	$576,230	0.08
07/03	6	$1,727,923	0.24
08/03	6	$1,479,151	0.21
09/03	4	$513,114	0.07
10/03	3	$280,063	0.04
11/03	5	$1,103,637	0.15
12/03	5	$778,222	0.11
01/04	6	$1,747,887	0.25

$714,355,271 ARM and Fixed Rate Mortgage Loans

Next Interest Adjustment Date
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
02/04	14	$2,387,813	0.33
03/04	26	$6,042,828	0.85
04/04	65	$13,900,788	1.95
05/04	441	$96,335,546	13.51
06/04	251	$54,735,283	7.68
07/04	26	$4,904,024	0.69
08/04	2	$401,059	0.06
09/04	1	$39,769	0.01
10/04	1	$62,198	0.01
11/04	1	$330,866	0.05
12/04	2	$391,393	0.05
01/05	3	$556,124	0.08
02/05	1	$69,107	0.01
03/05	2	$386,872	0.05
04/05	3	$536,701	0.08
05/05	69	$18,724,671	2.63
06/05	46	$11,037,872	1.55
07/05	5	$728,750	0.10
04/07	2	$272,743	0.04
05/07	29	$8,673,299	1.22
06/07	11	$2,079,700	0.29
	2991	**$712,827,644**	**100.00**

Range of Months to Roll
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	1951	$481,679,097	67.57
7 - 12	4	$921,143	0.13
13 - 18	29	$5,882,110	0.83
19 - 24	829	$180,022,971	25.25
25 - 31	10	$1,812,608	0.25
32 - 37	126	$31,483,973	4.42
56 - 61	42	$11,025,742	1.55
	2991	**$712,827,644**	**100.00**

Lifetime Rate Cap
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.000 - 9.499	2	$559,322	0.08
9.500 - 9.999	8	$1,973,304	0.28
10.000 - 10.499	27	$6,416,681	0.90

$714,355,271 ARM and Fixed Rate Mortgage Loans

Lifetime Rate Cap
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.500 - 10.999	61	$19,897,008	2.79
11.000 - 11.499	70	$18,495,874	2.59
11.500 - 11.999	170	$47,153,155	6.61
12.000 - 12.499	195	$49,722,830	6.98
12.500 - 12.999	1149	$298,239,382	41.84
13.000 - 13.499	371	$86,459,515	12.13
13.500 - 13.999	382	$81,397,194	11.42
14.000 - 14.499	219	$44,003,815	6.17
14.500 - 14.999	165	$30,202,110	4.24
15.000 - 15.499	66	$11,713,708	1.64
15.500 - 15.999	54	$9,618,703	1.35
16.000 - 16.499	12	$1,753,822	0.25
16.500 - 16.999	14	$1,860,768	0.26
17.000 - 17.499	13	$1,845,477	0.26
17.500 - 17.999	5	$560,423	0.08
18.000 - 18.499	5	$565,950	0.08
18.500 - 18.999	1	$163,841	0.02
19.000 - 19.499	1	$85,264	0.01
> 21.999	1	$139,500	0.02
	2991	**$712,827,644**	**100.00**

Initial Periodic Rate Cap
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1754	$449,729,185	63.09
1.500	43	$8,023,857	1.13
3.000	1194	$255,074,602	35.78
	2991	**$712,827,644**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	2893	$697,502,250	97.85
1.500	97	$14,980,482	2.10
2.000	1	$344,913	0.05
	2991	**$712,827,644**	**100.00**


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

$714,355,271 ARM and Fixed Rate Mortgage Loans

Lifetime Rate Floor
(Excludes 41 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	2838	$685,549,217	96.17
5.001 - 6.000	6	$1,534,966	0.22
6.001 - 7.000	12	$3,307,208	0.46
7.001 - 8.000	34	$6,505,407	0.91
8.001 - 9.000	58	$10,509,923	1.47
9.001 - 10.000	24	$3,427,709	0.48
10.001 - 11.000	15	$1,587,389	0.22
11.001 - 12.000	2	$84,316	0.01
12.001 - 13.000	2	$321,510	0.05
	2991	**$712,827,644**	**100.00**

Original Principal Balances

Original Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	43	$1,262,653	0.18
$ 50,000.01 to $ 100,000	209	$17,658,986	2.47
$ 100,000.01 to $ 150,000	540	$68,060,064	9.53
$ 150,000.01 to $ 200,000	595	$104,037,454	14.56
$ 200,000.01 to $ 250,000	495	$110,760,668	15.50
$ 250,000.01 to $ 300,000	373	$102,139,709	14.30
$ 300,000.01 to $ 350,000	288	$93,473,725	13.09
$ 350,000.01 to $ 400,000	210	$78,816,264	11.03
$ 400,000.01 to $ 450,000	122	$51,676,304	7.23
$ 450,000.01 to $ 500,000	68	$32,471,984	4.55
$ 500,000.01 to $ 550,000	29	$15,232,938	2.13
$ 550,000.01 to $ 600,000	24	$13,840,055	1.94
$ 600,000.01 to $ 650,000	12	$7,554,589	1.06
$ 650,000.01 to $ 700,000	11	$7,412,113	1.04
$ 700,000.01 to $ 750,000	9	$6,615,356	0.93
$ 750,000.01 to $ 800,000	2	$1,541,737	0.22
$ 850,000.01 to $ 900,000	1	$870,673	0.12
$ 900,000.01 to $ 950,000	1	$930,000	0.13
	3032	**$714,355,271**	**100.00**